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                                                           OMB APPROVAL
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        --------                                  OMB Number           3235-0104
        FORM 3/A                                  Expires:   September 30, 1998
        --------                                  Estimated average burden
                                                  hours per response ....... 0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
   Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
                   30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person

  CLEMENTS               JOHN                     P.
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  (Last)               (First)                 (Middle)

  5210 E. Williams Circle, Suite 200
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                  (Street)

   Tucson                 AZ                   85711
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   (City)               (State)                 (Zip)
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2. Date of Event Requiring Statement (Month/Day/Year)

   2/20/98
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Issuer Name and Ticker or Trading Symbol

   Wavetech International, Inc. (ITEL)
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5. Relationship of Reporting Person to Issuer (Check all applicable)

   [X]   Director                             [ ]   10% Owner
   [ ]   Officer (give title below)           [ ]   Other (specify below)

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6. If Amendment, Date of Original (Month/Year)
   2/98
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
FORM 3/A (continued)
             Table I -- Non-Derivative Securities Beneficially Owned
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                                     3. Ownership Form:
1. Title of  2. Amount of Securities    Direct (D) or   4. Nature of Indirect
   Security     Beneficially Owned      Indirect (I)      Beneficial Ownership
  (Instr. 4)        (Instr. 4)          (Instr. 5)             (Instr.5)
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  Common Stock        100                    I                   By Son (3)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
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
                                     3. Title and Amount                  5.Owner-
                                   of Securities Underlying                 ship
                                     Derivative Security                   Form of
              2. Date Exercisable         (Instr. 4)                      Derivative
               and Expiration Date ------------------------ 4. Conver-     Security:
                (Month/Day/Year)                    Amount     sion or      Direct   6. Nature of
1. Title of   --------------------                    or       Exercise     (D) or      Indirect
 Derivative    Date      Expira-                    Number     Price of    Indirect     Beneficial
  Security     Exer-     tion                         of       Derivative    (I)        Ownership
 (Instr. 4)   cisable    Date         Title         Shares     Security    (Instr.5)    (Instr. 5)
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Non-Employee
Director Stock
Option
(right to buy)  2/20/98   (1)      Common Stock     50,000       (2)          D
===================================================================================================

Explanation of Responses:
(1) The option will terminate on the earlier of (i) the tenth anniversary of the date of grant or (ii) 60 days after the reporting person ceased to serve as a Director of the Company. The option may be exercised during such 60 day period only as to the shares which were exercisable prior to the last day the reporting person was a Director.
(2) These shares may be exercised at a price equal to the mean of the bid and asked prices of the Company's Common Stock on the Nasdaq SmallCap Market on the date of grant.
(3)  Reporting person disclaims ownership of these shares.

                                  /s/ John P. Clements                 5/6/98
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                              **Signature of Reporting Person            Date
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient. See Instruction 6 for procedure.